SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 1, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

NSN Q3 interim report dated October 29, 2013: NSN1 Interim Report for Q3 2013 and January-September 2013

INTERIM REPORT

Espoo October 29, 2013.

NSN(1) Interim Report for Q3 2013 and January-September 2013

Q3 2013 Net Sales of EUR 2.6 billion and Operating Margin Before Specific Items of 8.4%

Q3 2013 Financial Highlights:

•                  Third quarter 2013 net sales of EUR 2 591 million, declined 24.0%(2) year-on-year. Excluding divestments of businesses not consistent with NSN’s strategic focus as well as the exiting of certain customer contracts and countries, net sales year-on-year declined by approximately 20%. This was primarily due to reduced wireless infrastructure deployment activity and a negative impact related to foreign currency fluctuations. Net sales decreased 6.1% quarter-on-quarter primarily reflecting seasonality and NSN’s strategic focus.

•                  Gross margin before specific items(3) was 36.6% in the third quarter 2013, the second highest in our history, and an improvement of 4.2 percentage points from the third quarter 2012, primarily due to a higher gross margin in Global Services. Sequentially, this represented a decrease of 1.8 percentage points from the second quarter 2013.

•                  Operating expenses before specific items(3) in the third quarter 2013 were EUR 732 million, down from EUR 762 million in the third quarter 2012 and slightly up from EUR 722 million in the second quarter 2013. Investment in research and development was reduced in areas not consistent with our strategy and increased in areas that are, most notably LTE. Operating margin before specific items(3) was 8.4%, down from 10.1% in the third quarter 2012 and 12.2% in the second quarter 2013.

•                  Underlying profitability for the sixth consecutive quarter, with the third quarter operating margin before specific items(3) of 8.4%, reflecting the strong gross margin and continued progress relative to the NSN strategy in a seasonally weak quarter.

•                  Free cash flow was EUR 158 million in the third quarter of 2013, compared to EUR 273 million in the third quarter 2012 and EUR 5 million in the second quarter 2013. In the third quarter of 2013, NSN’s free cash flow was affected negatively by approximately EUR 140 million of restructuring-related outflows.

•                  On August 7, 2013, Nokia Corporation announced that it had completed the acquisition of Siemens’ stake in NSN(1), and as a result, NSN is now wholly owned by Nokia. The transaction was originally announced on July 1, 2013.

Rajeev Suri, Chief Executive Officer of NSN:

“I’m delighted with NSN’s continued strong performance in profitability and cash generation. In 2014, we will focus on strengthening our topline performance, with a particular focus on growth in LTE and Global Services.”

(1) Nokia Siemens Networks was renamed as Nokia Solutions and Networks, also referred to as NSN, and the terms “Nokia Solutions and Networks”, “NSN” and “Nokia Siemens Networks” can be used interchangeably in this interim report.

(2) The figures presented on an NSN standalone basis in this Interim Report may differ from those reported by Nokia Corporation (‘Nokia’) due to the treatment of discontinued operations and certain accounting presentation differences. In addition, the presentation of underlying business performance information by Nokia and NSN differs due to presentation differences adopted by Nokia (non-IFRS information) and NSN (information before specific items) and the items excluded by each in their respective presentations.

(3) The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 20 of this report.

Nokia Solutions and Networks

Operating and Financial Review

Financial results

The figures presented on an NSN standalone basis in this Interim Report may differ from those reported by Nokia due to the treatment of discontinued operations and certain accounting presentation differences. In addition, the presentation of underlying business performance information by Nokia and NSN differs due to presentation differences adopted by Nokia (non-IFRS information) and NSN (information before specific items) and the items excluded by each in their respective presentations.

The following table sets forth our consolidated income statement for the third quarter 2013, the third quarter 2012 and the second quarter 2013.

	Q3/2013			Q3/2012			Q2/2013
Unaudited	Before specific items	Specific items	Total	Before specific items	Specific items	Total	Before specific items	Specific items	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales	2 591	—	2 591	3 408	—	3 408	2 758	—	2 758
Cost of sales	(1 642)	(14)	(1 656)	(2 303)	(41)	(2 344)	(1 699)	(103)	(1 802)
Gross profit	949	(14)	935	1 105	(41)	1 064	1 059	(103)	956
Research and development expenses	(441)	(5)	(446)	(442)	(26)	(468)	(441)	(19)	(460)
Selling and marketing expenses	(171)	(14)	(185)	(208)	(43)	(251)	(189)	(16)	(205)
Administrative and general expenses	(122)	(16)	(138)	(108)	(7)	(115)	(121)	(34)	(155)
Other income	22	2	24	50	(4)	46	29	(2)	27
Other expenses	(20)	(4)	(24)	(54)	(1)	(55)	—	(27)	(27)
Operating profit	217	(51)	166	343	(122)	221	337	(201)	136
Share of results of associates			4			4			(1)
Financial income			6			3			5
Financial expenses			(25)			(31)			(27)
Other financial results			24			(68)			(13)
Profit before tax			175			129			100
Income tax expense			(78)			(56)			(85)
Profit for the period from continuing operations			97			73			15
Discontinued operations
Loss for the period from discontinued operations			—			(39)			(128)
Profit/(loss) for the period			97			34			(113)
Attributable to:
Equity holders of the parent			93			32			(116)
Non-controlling interests			4			2			3
			97			34			(113)

The historical comparative financials presented in this Interim Report include certain changes to previously reported information. These changes result from the retrospective application of a revised International Accounting Standard, IAS 19, Employee Benefits and mainly relate to the consolidated Statement of Comprehensive Income and the Statement of Financial Position. For more information on the adjustments between the previously reported information and the adjusted information, refer to Note 9, Pensions of the first quarter 2013 unaudited condensed interim consolidated financial statements.

Specific items include restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and other one-time charges. For an analysis of specific items, refer to page 20 of this report.

At December 31, 2012 the Optical Networks Business was classified as a disposal group held for sale and is presented as discontinued operations on a separate income statement line, Loss for the period from discontinued operations. Comparative information for the third quarter 2012 has been re-presented as discontinued operations in the income statement.

Key financials

The following table sets forth a summary of our results for the quarters indicated in addition to the year-on-year and sequential growth rates.

From continuing operations
Unaudited EURm, except percentage data	Q3/2013	Q3/2012	YoY change		Q2/2013	QoQ change
Net sales	2 591	3 408	(24.0)%		2 758	(6.1)%
Gross profit	935	1 064	(12.1)%		956	(2.2)%
Gross profit before specific items	949	1 105	(14.1)%		1 059	(10.4)%
Gross margin before specific items	36.6%	32.4%	4.2	pp	38.4%	(1.8	)pp
Operating expenses	(769)	(843)	(8.8)%		(820)	(6.2)%
Operating expenses before specific items	(732)	(762)	(3.9)%		(722)	1.4%
Operating profit (EBIT)	166	221	(24.9)%		136	22.1%
Operating profit (EBIT) margin	6.4%	6.5%	(0.1	)pp	4.9%	1.5	pp
EBIT before specific items	217	343	(36.7)%		337	(35.6)%
EBIT before specific items margin	8.4%	10.1%	(1.7	)pp	12.2%	(3.8	)pp
Profit for the period	97	73	32.9%		15	546.7%
Depreciation and amortization (excluding PPA)	49	67	(26.9)%		55	(10.9)%
EBITDA before specific items(1)	266	410	(35.1)%		392	(32.1)%
EBITDA before specific items margin(1)	10.3%	12.0%	(1.7	)pp	14.2%	(3.9	)pp

(1) References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking profit/(loss) for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

We are not presenting EBITDA or EBITDA-based measures as measures of our results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

Net sales

The following table sets forth our net sales for the quarters presented in addition to the year-on-year and sequential growth rates by geographic area by location of customer:

Net sales from continuing operations(1)
Unaudited EURm	Q3/2013	Q3/2012	YoY change	Q2/2013	QoQ change
Asia, Middle East and Africa	1 294	1 846	(29.9)%	1 292	0.2%
Europe and Latin America	998	1 286	(22.4)%	1 123	(11.1)%
North America	299	276	8.3%	343	(12.8)%
Total	2 591	3 408	(24.0)%	2 758	(6.1)%

(1) Note that as of Q1 2013, our Customer Operations team is organized into the three geographical markets demonstrated in the table: Asia, Middle East and Africa markets covering Greater China, Asia-Pacific, India, Japan, the Middle East and Africa regions; Europe and Latin America markets covering East Europe, West Europe, South East Europe and Latin America; and North America markets covering both the United States and Canada.

The following tables set forth our net sales and operating profit/loss before specific items by segment for the quarters presented:

Net sales from continuing operations
Unaudited EURm, except percentage data	Q3/2013	Q3/2012	YoY change	Q2/2013	QoQ change
Mobile Broadband	1 259	1 625	(22.5)%	1 281	(1.7)%
Global Services	1 331	1 701	(21.8)%	1 459	(8.8)%
All Other Segments	1	82	(98.8)%	1	0.0%
Total segments	2 591	3 408	(24.0)%	2 741	(5.5)%
Other	—	—	—	17	n/a
Total	2 591	3 408	(24.0)%	2 758	(6.1)%

Operating profit/(loss) before specific items from continuing operations
Unaudited EURm, except percentage data	Q3/2013	Q3/2012	YoY change	Q2/2013	QoQ change
Mobile Broadband	62	297	(79.1)%	112	(44.6)%
Global Services	164	46	256.5%	215	(23.7)%
All Other Segments	(9)	—	(100.0)%	(6)	(50.0)%
Total segments	217	343	(36.7)%	321	(32.4)%
Other	—	—	—	16	n/a
Total	217	343	(36.7)%	337	(35.6)%

Operating profit/(loss)% before specific items from continuing operations
Unaudited EURm, except percentage data	Q3/2013	Q3/2012	YoY change		Q2/2013	QoQ change
Mobile Broadband	4.9%	18.3%	(13.4	)pp	8.7%	(3.8	)pp
Global Services	12.3%	2.7%	9.6	pp	14.7%	(2.4	)pp
All Other Segments	n/a	n/a	n/a		n/a	n/a
Total segments	8.4%	10.1%	(1.7	)pp	12.2%	(3.8	)pp

Percentage point changes are denoted by ‘pp’ in the above table.

The year-on-year decrease of 24.0% in our net sales in the third quarter 2013 was partially due to divestments of businesses not consistent with our strategic focus as well as the exiting of certain customer contracts and countries. Excluding these two factors, our net sales in the third quarter 2013 declined by approximately 20% due to reduced wireless infrastructure deployment activity, which affected both Mobile Broadband and Global Services, and the negative effect of foreign currency fluctuations. The year-on-year decrease in Mobile Broadband was primarily due to lower sales in WCDMA, GSM and CDMA. Within Mobile Broadband, LTE was approximately flat year-on-year as higher sales in North America, Europe and Latin America offset lower LTE sales in Japan and Korea. On a constant currency basis*, our LTE net sales grew year-on-year. The year-on-year decrease in Global Services was primarily due to a reduction in network implementation activity, which is consistent with lower levels of large scale Mobile Broadband deployments, and the exiting of certain customer contracts in line with our strategic focus.

On a regional basis, we had lower cyclical sales in Asia following high levels of operator spending a year ago. The year-on-year decline in Middle East and Africa was primarily due to country exits. The lower year-on-year sales in Europe were primarily related to network modernization and divestments in line with our strategy. The year-on-year sales decline in Latin America was driven by constrained operator spending and certain customer contract exits in line with our strategy.

*Excluding the impact of changes in exchange rates in comparison to the Euro, our reporting currency

The sequential decrease of 6.1% in our net sales in the third quarter 2013 was partially due to the exiting of certain customer contracts and countries as well as the divestments of businesses not consistent with our strategic focus. Excluding these two factors, our net sales in the third quarter 2013 decreased by approximately 4%, primarily due to seasonality, which affected both Global Services and Mobile Broadband, and the negative effect of foreign currency fluctuations. The sequential decrease in Global Services net sales was primarily due to lower sales in professional services and customer care services, partially offset by higher sales in network implementation activity. The slight sequential decrease in Mobile Broadband net sales was primarily due to lower seasonal sales. On a regional basis, our net sales decline was primarily related to lower seasonal spending in Europe and lower investments from operators in Latin America.

In the third quarter 2013, Global Services represented 51% of our net sales, compared to 50% in the third quarter 2012 and 53% in the second quarter 2013. In the third quarter 2013, Mobile Broadband represented 49% of our net sales, compared to 48% in the third quarter 2012 and 46% in the second quarter 2013.

At constant currency*, our net sales would have decreased approximately 19% year-on-year and approximately 4% sequentially.

Gross margin

On a year-on-year basis, the increase in our gross margin before specific items in the third quarter 2013 was primarily due to a higher gross margin in Global Services related to significant efficiency improvements as a result of our restructuring program and the positive impact related to certain customer contract exits and the divestment of businesses which carried lower gross margin, partially offset by slightly lower gross margin in Mobile Broadband.

On a sequential basis, the decrease in our gross margin before specific items in the third quarter 2013 was primarily due to lower gross margin in both Global Services and Mobile Broadband and the absence of non-recurring IPR income of EUR 17 million that was recognized in the second quarter 2013, partially offset by a better product mix due to a higher proportion of Mobile Broadband net sales. The lower gross margin in Global Services was primarily driven by lower seasonal sales and the absence of the revenue triggered by certain project acceptances which was recognized in the second quarter 2013.  The gross margin decline in Mobile Broadband was primarily due to costs incurred in anticipation of a technology shift to TD-LTE related to major projects in China and lower seasonal sales.

Operating expenses

On a year-on-year and sequential basis, our research and development expenses before specific items were approximately flat in the third quarter 2013.

On a year-on-year and sequential basis, our sales and marketing expenses before specific items decreased 17.8% and 9.5%, respectively, in the third quarter 2013 primarily due to personnel related and other structural cost savings from our transformation and restructuring program.

Our general and administrative expenses before specific items increased 13.0% year-on-year and 0.8% sequentially in the third quarter 2013. On a year-on-year basis, general and administrative expenses before specific items were higher, primarily due to consultancy fees related to information technology and other projects.

Our other income and expenses before specific items for the third quarter 2013 was income of EUR 2 million, compared to expense of EUR 4 million in the third quarter 2012, and income of EUR 29 million in the second quarter 2013. On a year-on-year basis, the change in other income and expenses before specific items was primarily due to a reduction in doubtful account allowances, partially offset by the negative effect of foreign currency fluctuations. On a sequential basis, the change was primarily due to positive impacts in the second quarter 2013 related to the gain on sale of real estate and the reduction in doubtful account allowances.

Operating margin

The year-on-year decrease in our operating margin before specific items, was primarily due to a lower operating margin in Mobile Broadband, partially offset by a higher operating margin in Global Services. On a year-on-year basis, the 13.4 percentage point decline in Mobile Broadband operating margin was primarily due to higher operating expenses as a percentage of net sales, and to a lesser extent by slightly lower gross margin. The year-on-year 9.6 percentage point increase in Global Services operating margin was primarily due to higher gross margin and lower operating expenses as a percentage of net sales.

On a sequential basis, operating margin before specific items decreased due to lower operating margin for both Global Services and Mobile Broadband which declined by 2.4 and 3.8 percentage points respectively. The sequential decline in Global Services and Mobile Broadband operating margin was primarily due to lower gross margin and, to a lesser extent, higher operating expenses as a percentage of net sales.

On a year-on-year basis, our operating margin after specific items was approximately flat. The other income offset other expenses in the third quarter 2013, compared to an expense of EUR 9 million in the third quarter 2012.

On a sequential basis, operating margin after specific items increased primarily due to lower restructuring related charges in the third quarter 2013. In the second and third quarters 2013, other income offset other expenses.

Financial income and expenses

In the third quarter 2013, we incurred a net gain in financial income and expenses of EUR 5 million compared to a net expense of EUR 96 million in the third quarter 2012 and a net expense of EUR 35 million in the second quarter 2013. Our financial income and expenses consisted of financial expenses of EUR 22 million (EUR 28 million in the third quarter 2012 and EUR 25 million in the second quarter 2013), primarily relating to interest expense on interest-bearing liabilities, and financial income of EUR 6 million (EUR 3 million in the third quarter 2012 and EUR 5 million in the second quarter 2013). Our other financial results consist primarily of net foreign exchange gains of EUR 24 million (losses of EUR 68 million in the third quarter 2012 and EUR 13 million in the second quarter 2013). The decrease in net foreign exchange losses compared to the second quarter 2013 is mainly due to a positive impact from unhedgeable currency risk and movements in foreign exchange rates. The net foreign exchange losses during the third quarter 2012 were mainly due to weakening of currencies that could not be hedged and the cost of hedging.

Income tax expense

In the third quarter 2013, we incurred income tax expense of EUR 78 million compared to EUR 56 million in the third quarter 2012. The income tax expense in the third quarter 2012 was lower due to the profit mix across the various jurisdictions where we pay income tax. In the second quarter 2013, we incurred an income tax expense of EUR 85 million.

We periodically assess our unrecognized deferred tax assets. At the end of the third quarter 2013, we have a total of approximately EUR 1.7 billion unrecognized net deferred tax assets, of which approximately EUR 1.5 billion relate to Finland (calculated at 24.5% tax rate) and have not been recognized in the financial statements due to our history of losses in Finland. Our tax rate may vary significantly period to period and is impacted by the non-recognition of the Finnish deferred tax assets as well as the mix of profitability in our subsidiaries and payments of foreign withholding taxes in certain overseas jurisdictions. The majority of our Finnish deferred tax assets are indefinite in nature and available against future Finnish tax liabilities. There is a draft Government proposal to reduce the Finnish corporate tax rate to 20% from January 1, 2014 which would correspondingly reduce the amount of any recognizable net deferred tax assets in the future.

Net profit

Including the continued restructuring and other one-time charges recorded in the third quarter 2013, we reported net profit of EUR 97 million, up from EUR 34 million in the third quarter 2012 and a net loss of EUR 113 million in the second quarter 2013.

Transformation and restructuring program

Restructuring related charges and cash outflows

The following table sets forth a summary of our cost reduction activities and planned operational adjustments.

EURm	Q3/2013 (approximate)	Cumulative up to Q3/2013 (approximate)	Q4/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring- related charges	39	1 750	Not provided			1 800
Restructuring- related cash outflows	140	1 100	200	650	300	1 600

We continue to target to reduce annualized operating expenses and production overheads, excluding specific items, by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011. In conjunction with this restructuring program, we continue to estimate total restructuring related charges of approximately EUR 1.8 billion as well as total restructuring related cash outflows of approximately EUR 1.6 billion.

Non-cash charges and timing differences account for the differences between the above charges and the corresponding cash out-flows. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is implemented.

At the end of the third quarter 2013, we had approximately 49 100 employees, a reduction of approximately 11 500 compared to the end of the third quarter 2012, and approximately 1 400 compared to the end of the second quarter 2013.

Disposals not treated as discontinued operations

On December 5, 2012, we entered into an agreement for the sale of our Business Support Systems business to Redknee Solutions Inc. The transaction closed on March 29, 2013. The transaction comprised of the core Business Support Systems assets and operations. As part of the transaction, approximately 1 200 employees were transferred to Redknee Solutions Inc. Assets, amounting to EUR 25 million, and liabilities, amounting to EUR 19 million were disposed of at the date of closing. The Business Support Systems business is reported in all other segments in our segment information.

In 2012, we transferred our microwave transport business to DragonWave, Inc. On April 10, 2013 we reached an agreement with DragonWave, Inc. on certain amendments to their collaboration agreements concerning the microwave transport business. The amendments involved the termination of the service agreement pursuant to which we had provided R&D services to DragonWave, Inc., and revision of certain terms and conditions of the supply agreement related to packet microwave and related products. The two companies will continue to jointly coordinate technology development activities. In the second quarter 2013, invoices totaling EUR 11 million were written-off related to the terminated service agreement. This is included in restructuring related charges along with other divestment related charges in recent quarters.

In the third quarter 2013, we paid USD 13 million to NewNet Communication Technologies LLC, as part of the settlement agreement related to the divestment of our WiMAX business in February 2012. We entered into the settlement agreement in June 2013 and paid the first installment of USD 13 million at that time. In addition, certain receivables and payables between the two parties were waived and we credited monthly rent and operating expenses during the remaining term of certain lease contracts. This completed the settlement with NewNet Communication Technologies LLC.

When we dispose of businesses, our gains and losses at the time of disposition are subject to change based on negotiations of final purchase consideration.

Disposals treated as discontinued operations

On December 1, 2012, we reached a formal agreement with Marlin Equity Partners, for the sale of our Optical Networks Business comprising the complete Optical Networks product portfolio, services offering and existing customer contracts (together, the ‘Optical Networks Business’). The transaction closed on May 6, 2013 and a loss on disposal of EUR 117 million was recognized following derecognition of the assets and liabilities transferred of EUR 77 million and payment of EUR 40 million cash consideration (refer to Note 7, Disposals).

In accordance with IFRS, we have presented the Optical Networks Business as discontinued operations in the consolidated financial statements for the the three and nine-month periods ended September 30, 2013, and have re-presented the comparative results for the three and nine-month periods ended September 30, 2012 (refer to Note 7, Disposals). For the nine-month period ended September 30, 2013, the Optical Networks Business generated net sales of EUR 110 million (sales of EUR 289 million for the nine-month period ended September 30, 2012) and incurred a net loss of EUR 135 million (a net loss of EUR 57 million for the nine-month period ended September 30, 2012). For the year ended December 31, 2012 the Optical Networks Business generated net sales of EUR 407 million and incurred a net loss of EUR 63 million.

Financial position

Non-current assets decreased from EUR 1.7 billion at December 31, 2012 to EUR 1.5 billion at September 30, 2013. The decrease primarily results from depreciation and amortization charges, partially offset by purchases of plant, property and equipment. Current assets decreased from EUR 8.6 billion at December 31, 2012 to EUR 7.2 billion at September 30, 2013 due to a reduction in accounts receivable driven by cash collection and ongoing sale of receivables arrangements. This is also reflected in the cash position.

At September 30, 2013, non-current liabilities remained at EUR 1.4 billion. Current liabilities decreased from EUR 6.6 billion at December 31, 2012 to EUR 5.2 billion at September 30, 2013 mainly due to the payment of short-term incentives and a reduction in advance payments received and accounts payable, driven by lower business volumes in 2013.

The impact of the retrospective application of the revised International Accounting Standard, IAS 19, Employee Benefits was a total adjustment of EUR 165 million to non-current assets and non-current liabilities at December 31, 2012 with the corresponding reduction in equity. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

Cash flows

The table below sets forth information regarding our cash flows from continuing and discontinued operations for the quarters presented:

Unaudited EURm	Q3/2013	Q3/2012	Q2/2013
Statement of cash flows information:
Net cash from operating activities	195	320	92
Net cash used in investing activities	(37)	(38)	(93)
Net cash used in financing activities	(8)	(54)	(197)
Net increase/(decrease) in cash and cash equivalents	137	197	(239)
Free cash flow(1)	158	273	5
Capital expenditures(2)	(38)	(44)	(50)
(Increase)/decrease in net working capital	(104)	82	(239)
Total cash and other liquid assets(3)	2 656	2 034	2 518
Net cash and other liquid assets	1 536	620	1 445

(1) Free cash flow represents the sum of net cash from operating activities and net cash used in investing activities less proceeds from/purchases of current available-for-sale investments, liquid assets. The proceeds from/purchases of current available-for-sale investments, liquid assets are presented in the Condensed Interim Consolidated Statement of Cash Flows. This component has been included in our definition of free cash flow from Q2 2013 onwards and the 2012 comparatives have been updated accordingly.

(2) Capital expenditures represent purchases of property, plant and equipment and intangible assets.

(3) Includes EUR 81 million (EUR 43 million in Q3 2012 and EUR 25 million in Q2 2013) cash held temporarily due to sale of receivable arrangements in China and divestment of the Optical Networks Business, Business Support Systems and the fixed-line broadband access business where we continue to perform services within a contractually defined scope for a specified timeframe.

In the third quarter 2013, we continued our strong performance from a cash perspective, generating EUR 158 million free cash flow, which includes approximately EUR 140 million of restructuring-related outflows.

For an analysis of our loans and borrowings related commitments at September 30, 2013, refer to Note 8, Loans and borrowings.

Q3 2013 Operating Highlights:

•                  Mobile broadband deal momentum continued and during the quarter, we were selected by Tele2 Netherlands to deliver 4G and related services nationwide; appointed by Celcom in Malaysia to supply 4G network infrastructure and services; expanded the 2G network and renewed services contracts in Southern Iraq for Korek Telecom; launched commercial LTE services in Paris for SFR; were appointed by Mobily in Saudi Arabia, to further modernize and expand its 2G, 3G and 4G networks; were chosen by MTS to provide a network upgrade and services in the Ukraine; and deployed FDD-LTE and a full range of services for MTS in the Moscow and Central Russia regions.

•                  We continue to lead in 4G technology, and by September, had helped all three major Korean operators — SK Telecom, LG U+ and Korea Telecom — to become the world’s first to launch LTE-Advanced commercially, using the capabilities of our Flexi Multiradio Base Stations. During September, we also demonstrated the world’s first 4G TD-LTE network trial showing that Authorized Shared Access (ASA) is paving the way for future 5G networks. For the live trial, we deployed our network elements — commercial Single RAN Flexi MultiRadio 10 Base Stations, commercial Core Network and commercial NetAct network management system — in three Finnish cities.

•                  In August, industry analyst firm, Gartner, positioned us in the ‘Leaders’ quadrant of the Magic Quadrant for LTE Network Infrastructure, for the second consecutive year. The ranking — based on an evaluation of the company’s product development and innovation, financial performance, and customer references — places us among the three global network suppliers best positioned to support a mobile operator’s future in LTE, TD-LTE and LTE-Advanced.

•                  We continue to invest in innovation to stay at the forefront of mobile broadband. In July, with CDNetworks, we began working to accelerate the delivery of benefits from Liquid Applications, driving a step change in the mobile broadband experience and opening up new revenue streams for operators. In September, with SK Telecom, we completed the world’s first proof-of-concept of Liquid Applications over LTE, achieving a major milestone for enhancing the mobile broadband experience. The successful testing was conducted with three advanced services over LTE: location-based mobile advertising, augmented reality and premium application delivery.

•                  We have completed comprehensive testing of mobile voice core services running in the Telco Cloud and in July we confirmed that our cloud technology is on the brink of commercial deployment. We successfully demonstrated an exhaustive set of use cases covering Voice over LTE (VoLTE) based on IP Multimedia Subsystem (IMS) and full cloud orchestration, including cloud application management capabilities.

•                  In July, our Customer Experience Management (CEM) contract with Beijing Mobile was extended, to implement an extensive Quality of Experience solution, further improving our end-user customer experience, linking network performance with subscriber satisfaction and application behavior.

NSN in January - September 2013

Key financials

The following table sets forth a summary of our results for the periods indicated, as well as the year-on-year growth rates.

From continuing operations
Unaudited EURm, except percentage data	Q1-Q3/2013	Q1-Q3/2012	YoY change
Net sales	8 066	9 503	(15.1)%
Gross profit	2 790	2 258	23.6%
Gross profit before specific items	2 927	2 715	7.8%
Gross margin before specific items	36.3%	28.6%	7.7	pp
Operating expenses	(2 478)	(3 251)	(23.8)%
Operating expenses before specific items	(2 171)	(2 470)	(12.1)%
Operating profit/(loss) (EBIT)	312	(993)	131.4%
Operating profit/(loss) (EBIT) margin	3.9%	(10.4)%	14.3	pp
EBIT before specific items	756	245	(208.6)%
EBIT before specific items margin	9.4%	2.6%	6.8	pp
Loss for the period	(24)	(1 471)	(98.4)%
Depreciation and amortization (excluding PPA)	162	211	(23.2)%
EBITDA before specific items(1)	918	456	101.3%
EBITDA before specific items margin(1)	11.4%	4.8%	6.6	pp

(1) References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking loss for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

We are not presenting EBITDA or EBITDA-based measures as measures of our results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

The decline in our net sales in the first nine months of 2013 was primarily due to lower net sales in Global Services as well as lower net sales in businesses not consistent with our strategic focus. In addition, net sales in Mobile Broadband also declined on an overall basis, while delivering strong growth in LTE.

Our gross margin in the first nine months of 2013 primarily increased due to higher gross margin in both Global Services and Mobile Broadband, as well as a higher proportion of Mobile Broadband within the total sales mix.

The decrease in our operating expenses in the first nine months of 2013 was primarily due to personnel related and other structural cost savings as well as overall cost controls.

Our net financial income and expenses for the nine months of 2013 was an expense of EUR 105 million compared to an expense of EUR 228 million for the first nine months of 2012. The decrease was primarily due to a decrease in our other financial results driven by a lower negative impact from unhedgeable currency risk and movements in foreign exchange rates.

In the first nine months of 2013, we incurred an income tax expense of EUR 236 million, compared to EUR 254 million in the first nine months of 2012.

Our loss in the first nine months of 2013 was significantly lower compared to 2012 primarily due to lower restructuring related charges and improved profitability.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Income Statement

		September 30, 2013			September 30, 2012
		Before specific items	Specific items	Total	Before specific items	Specific items	Total
For the three-month periods ended	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		EURm	EURm	EURm	EURm	EURm	EURm
Net sales		2 591	—	2 591	3 408	—	3 408
Cost of sales		(1 642)	(14)	(1 656)	(2 303)	(41)	(2 344)
Gross profit		949	(14)	935	1 105	(41)	1 064
Research and development expenses		(441)	(5)	(446)	(442)	(26)	(468)
Selling and marketing expenses		(171)	(14)	(185)	(208)	(43)	(251)
Administrative and general expenses		(122)	(16)	(138)	(108)	(7)	(115)
Other income		22	2	24	50	(4)	46
Other expenses		(20)	(4)	(24)	(54)	(1)	(55)
Operating profit		217	(51)	166	343	(122)	221
Share of results of associates				4			4
Financial income				6			3
Financial expenses	7			(25)			(31)
Other financial results				24			(68)
Profit before tax				175			129
Income tax expense	5			(78)			(56)
Profit for the period from continuing operations				97			73
Discontinued operations
Loss for the period from discontinued operations	6			—			(39)
Profit for the period				97			34

Attributable to:
Equity holders of the parent				93			32
Non-controlling interests				4			2
				97			34

For an analysis of specific items, refer to Note 2, Specific items.

NSN’s financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Income Statement

		September 30, 2013			September 30, 2012
		Before specific items	Specific items	Total	Before specific items	Specific items	Total
For the nine-month periods ended	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales		8 066	—	8 066	9 503	—	9 503
Cost of sales		(5 139)	(137)	(5 276)	(6 788)	(457)	(7 245)
Gross profit		2 927	(137)	2 790	2 715	(457)	2 258
Research and development expenses		(1 318)	(32)	(1 350)	(1 433)	(201)	(1 634)
Selling and marketing expenses		(543)	(94)	(637)	(670)	(322)	(992)
Administrative and general expenses		(348)	(92)	(440)	(343)	(202)	(545)
Other income		98	2	100	87	—	87
Other expenses		(60)	(91)	(151)	(111)	(56)	(167)
Operating profit/(loss)		756	(444)	312	245	(1 238)	(993)
Share of results of associates				5			4
Financial income				14			10
Financial expenses	7			(81)			(92)
Other financial results				(38)			(146)
Profit/(loss) before tax				212			(1 217)
Income tax expense	5			(236)			(254)
Loss for the period from continuing operations				(24)			(1 471)
Discontinued operations
Loss for the period from discontinued operations	6			(135)			(57)
Loss for the period				(159)			(1 528)

Attributable to:
Equity holders of the parent				(168)			(1 541)
Non-controlling interests				9			13
				(159)			(1 528)

For an analysis of specific items, refer to Note 2, Specific items.

NSN’s financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Comprehensive Income

	2013	2012
For the three-month periods ended September 30	(unaudited)	(unaudited)
	EURm	EURm
Profit for the period	97	34
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	15	(41)
Income tax related to remeasurements of defined benefit plans	—	2
Items that may be reclassified subsequently to profit or loss:
Translation differences	(66)	(30)
Cash flow hedges	(16)	56
Available-for-sale investments	1	(3)
Share of other comprehensive income of associates	—	3
Other	1	(5)
Income tax related to components of other comprehensive income	—	1
Other comprehensive loss for the period, net of tax	(65)	(17)
Total comprehensive income for the period	32	17
Attributable to:
Equity holders of the parent	28	18
Non-controlling interests	4	(1)
Total comprehensive income for the period	32	17
Total comprehensive loss attributable to equity shareholders arises from:
Continuing operations	32	56
Discontinued operations	—	(39)
	32	17

NSN’s’ financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Comprehensive Income

	2013	2012
For the nine-month periods ended September 30	(unaudited)	(unaudited)
	EURm	EURm
Loss for the period	(159)	(1 528)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	71	(124)
Income tax related to remeasurements of defined benefit plans	(5)	6
Items that may be reclassified subsequently to profit or loss:
Translation differences	(103)	(6)
Cash flow hedges	(1)	79
Available-for-sale investments	—	(1)
Share of other comprehensive income of associates	—	4
Other	(2)	(2)
Income tax related to components of other comprehensive income	—	—
Other comprehensive loss for the period, net of tax	(40)	(44)
Total comprehensive loss for the period	(199)	(1 572)
Attributable to:
Equity holders of the parent	(208)	(1 585)
Non-controlling interests	9	13
Total comprehensive loss for the period	(199)	(1 572)
Total comprehensive loss attributable to equity shareholders arises from:
Continuing operations	(64)	(1 515)
Discontinued operations	(135)	(57)
	(199)	(1 572)

NSN’s financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Financial Position

		September 30, 2013
	Notes	(unaudited)	December 31, 2012
		EURm	EURm
ASSETS
Non-current assets
Goodwill		179	182
Other intangible assets		279	387
Property, plant and equipment		426	509
Investments in associates and other companies		34	31
Deferred tax assets		458	476
Long-term loans receivable	9	43	63
Available-for-sale investments	9	31	29
Other non-current assets		43	28
		1 493	1 705
Current assets
Inventories		953	984
Accounts receivable, net of allowances for doubtful accounts	9	2 682	4 111
Prepaid expenses and accrued income		677	838
Current portion of long-term loans receivable	9	45	37
Other financial assets	9	152	165
Available-for-sale investments, liquid assets	9	7	2
Cash and cash equivalents	9	2 649	2 418
		7 165	8 555
Assets of disposal groups classified as held for sale	7	—	143
Total assets		8 658	10 403
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		0	0
Share premium		9 744	9 744
Translation differences		30	133
Fair value and other reserves		(30)	(95)
Accumulated deficit		(7 791)	(7 621)
		1 953	2 161
Non-controlling interests		86	126
Total equity		2 039	2 287
Non-current liabilities
Long-term interest-bearing liabilities	8, 9	924	821
Deferred tax liabilities		59	25
Provisions	3	226	303
Other non-current liabilities		213	280
		1 422	1 429
Current liabilities
Current portion of long-term interest-bearing liabilities	8, 9	86	195
Short-term borrowings	8, 9	110	124
Other financial liabilities	9	7	26
Accounts payable	9	1 787	2 352
Accrued expenses		2 536	3 184
Provisions	3	671	716
		5 197	6 597
Liabilities of disposal groups classified as held for sale	7	—	90
Total liabilities		6 619	8 116
Total equity and liabilities		8 658	10 403

NSN’s financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Cash Flows

	Three- months ended September 30, 2013	Three- months ended September 30, 2012	Nine-months ended September 30, 2013	Nine-months ended September 30, 2012
For the three and nine-month periods ended September 30	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	EURm	EURm	EURm	EURm
Cash flows from operating activities Profit/(loss) for the period	97	34	(159)	(1 528)
Adjusted for:
Restructuring and other specific items(1)	33	18	265	932
Depreciation and amortization	62	142	254	454
Income taxes	78	57	236	258
Financial income and expenses	(7)	98	103	228
(Loss)/Profit on sale of property, plant and equipment, businesses and Group companies	(2)	5	141	38
Other adjustments	(14)	50	(42)	150
	247	404	798	532
Change in net working capital:
Decrease in current receivables	138	85	1 234	650
Increase in inventories	(53)	(104)	(16)	(90)
(Decrease)/increase in interest-free liabilities(2)	(189)	101	(1 428)	170
Cash from operations	143	486	588	1 262
Interest received	5	2	11	7
Interest paid	(7)	(33)	(37)	(88)
Other financial income and expenses, net received/(paid)	64	(102)	154	(94)
Income taxes paid	(10)	(33)	(155)	(196)
Net cash from operating activities	195	320	561	891
Cash flows from investing activities
Acquisition of Group companies, net of acquired cash	—	—	—	64
Purchase of current available-for-sale investments, liquid assets	—	9	(6)	(41)
Proceeds from short-term and other long-term loans receivable	—	1	5	—
Purchases of property, plant and equipment, and intangible assets	(38)	(44)	(129)	(159)
Payments for disposal of businesses and Group companies	(10)	(4)	(70)	(122)
Proceeds from sale of property, plant and equipment, and intangible assets	11	—	33	1
Dividends received	—	—	2	—
Net cash used in investing activities	(37)	(38)	(165)	(257)
Cash flows from financing activities
Net proceeds from long-term borrowings	(1)	—	779	—
Repayment of long-term borrowings	(4)	(49)	(779)	(241)
Proceeds from/(repayments of) short-term borrowings	5	(5)	(63)	9
Dividends and other payments to non-controlling interests	(8)	—	(38)	(7)
Net cash used in financing activities	(8)	(54)	(101)	(239)
Foreign exchange adjustments	(13)	(31)	(64)	(28)
Net increase in cash and cash equivalents	137	197	231	367
Cash and cash equivalents at beginning of period	2 512	1 783	2 418	1 613
Cash and cash equivalents at end of period	2 649	1 980	2 649	1 980
Bank and cash	2 020	1 251	2 020	1 251
Current available-for-sale investments, cash equivalents	629	729	629	729
	2 649	1 980	2 649	1 980

(1) Excludes PPA related charges, divestment results and impairments which are included in other line items within the above adjustments section.

(2) Includes changes in the following line items in the statement of financial position: accounts payable, accrued expenses, provisions and other short-term liabilities.

NSN’s financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The figures in the condensed interim consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

		Attributable to owners of the parent
		Number of ordinary shares	Number of cumulative preference shares	Share capital(1)	Share premium	Translation differences	Fair value and other reserves	Accumulated deficit	Before non- controlling interests	Non- controlling interests	Total
EURm	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance at January 1, 2012		100 073	500	0	9 744	136	(32)	(6 162)	3 686	116	3 802
(Loss)/profit								(1 541)	(1 541)	13	(1 528)
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan							(118)		(118)		(118)
Cash flow hedges							79		79		79
Available-for-sale investments							(1)		(1)		(1)
Currency translation differences						(6)			(6)		(6)
Share of other comprehensive income of associates						4			4		4
Other increase								(2)	(2)		(2)
Total comprehensive (expense)/income for the period		—	—	—	—	(2)	(40)	(1 543)	(1 585)	13	(1 572)
Dividend									—	(7)	(7)
Balance at September 30, 2012		100 073	500	0	9 744	134	(72)	(7 705)	2 101	122	2 223

Balance at January 1, 2013		100 073	500	0	9 744	133	(95)	(7 621)	2 161	126	2 287
(Loss)/Profit								(168)	(168)	9	(159)
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan							66		66		—
Cash flow hedges							(1)		(1)		(1)
Available-for-sale investments							—		—		—
Currency translation differences						(103)			(103)		(103)
Share of other comprehensive income of associates						—			—		—
Other increase								(2)	(2)		(2)
Total comprehensive (expense)/income for the period		—	—	—	—	(103)	65	(170)	(208)	9	(199)
Dividend									—	(20)	(20)
Other changes in non- controlling interests(2)									—	(29)	(29)
Balance at September 30, 2013		100 073	500	0	9 744	30	(30)	(7 791)	1 953	86	2 039

(1) Ordinary share capital comprises EUR 400 000 ordinary shares of the Group.

(2) Relates primarily to liquidation of a Group subsidiary.

NSN’s financial statements for the period ended September 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

1.              Accounting principles

Basis of presentation

This report comprises Nokia Solutions and Networks’ (‘the Group’) unaudited condensed interim consolidated income statement, statement of comprehensive income and statement of cash flows for the three and nine-month periods ended September 30, 2013, statement of changes in shareholders’ equity for the nine-month periods ended September 30, 2013 and 2012 and the unaudited consolidated statement of financial position as at September 30, 2013 (‘the Unaudited Condensed Interim Consolidated Financial Statements’). The Unaudited Condensed Interim Consolidated Financial Statements have been derived from the Group’s accounting records for the respective periods and represent non-statutory interim financial statements. The audited consolidated statement of financial position as at December 31, 2012 was derived from the Group’s annual financial statements for the year ended December 31, 2012 (‘the 2012 Consolidated Financial Statements’).

The Unaudited Condensed Interim Consolidated Financial Statements and the notes thereto, have been prepared in accordance with IAS 34, Interim Financial Reporting. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and in conformity with IFRS as adopted by the European Union (‘EU’). The consolidated financial statements are presented in millions of euro (‘EURm’).

Accounting policies

The same accounting policies, presentation and methods of computation have been followed in the Unaudited Condensed Interim Consolidated Financial Statements as were applied in the preparation of the 2012 Consolidated Financial Statements. Refer to Note 1, Accounting principles, in the 2012 Consolidated Financial Statements. The financial statements in this condensed report do not contain all the information included in the 2012 Consolidated Financial Statements.

Adoption of new and amended standards

On January 1, 2013, the Group adopted the following new and revised standards issued by the IASB that are relevant to its operations and and effective for accounting periods commencing on or after January 1, 2013: IAS 19R, Employee Benefits and IFRS 13, Fair Value Measurement. The Group also early adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities. Refer to the first quarter 2013 unaudited condensed interim consolidated financial statements for details of adoption.

Seasonality

The Group experiences seasonality in its operations. The Group’s sales are generally higher in the second and fourth quarters of the year compared to the first and third quarters of the year due to network operators’ planning, budgeting and spending cycles.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2012 Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

2.              Specific items

The Group separately identifies and discloses certain items, referred to as specific items, by virtue of size, nature or occurrence, including restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and asset impairment charges. This is consistent with the way that financial performance is measured by management and reported to the senior management team and Board of Directors and it assists in providing a meaningful analysis of operating results by excluding items that may not be indicative of the operating results of the Group’s business.

The nature of the specific items recognized in the three and nine-month periods ended September 30, 2013 has not materially changed since December 31, 2012 and as such, the rationale provided in Note 2, Specific items, of the 2012 Consolidated Financial Statements is still valid.

The following table presents specific items included in the operating profit/loss for the Group’s continuing operations for the three-month periods ended:

	Restructuring charges	Country/ contract exit charges	PPA adjustments	Other one- time charges	Total
September 30, 2013
Cost of sales	15	(1)	—	—	14
Research and development expenses	—	—	5	—	5
Selling and marketing expenses	7	—	7	—	14
Administrative and general expenses	(1)	—	—	17	16
Other expenses	—	2	—	—	2
Total	21	1	12	17	51
September 30, 2012
Cost of sales	31	10	—	—	41
Research and development expenses	18	—	8	—	26
Selling and marketing expenses	(20)	—	63	—	43
Administrative and general expenses	(14)	—	—	21	7
Other expenses/(income)	6	(7)	—	6	5
Total	21	3	71	27	122

The following table presents specific items included in the operating profit/loss for the Group’s continuing operations for the nine-month periods ended:

	Restructuring charges	Country/ contract exit charges	PPA adjustments	Other one- time charges	Total
September 30, 2013
Cost of sales	113	24	—	—	137
Research and development expenses	15	—	17	—	32
Selling and marketing expenses	19	—	75	—	94
Administrative and general expenses	33	—	—	59	92
Other expenses	34	32	—	23	89
Total	214	56	92	82	444
September 30, 2012
Cost of sales	393	64	—	—	457
Research and development expenses	172	—	29	—	201
Selling and marketing expenses	118	—	204	—	322
Administrative and general expenses	144	—	—	58	202
Other expenses	37	9	4	6	56
Total	864	73	237	64	1 238

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents specific items included in the operating loss for the Group’s discontinued operations, the Optical Networks Business, for the three and nine-month periods ended September 30:

	Restructuring and other one-time charges
	Three- months ended September 30, 2013	Three- months ended September 30, 2012	Nine- months ended September 30, 2013	Nine- months ended September 30, 2012
Cost of sales	—	—	—	1
Research and development expenses	—	1	—	4
Other expenses	—	22	123	22
Total	—	23	123	27

Restructuring charges in the three month period ended September 30, 2013 consist primarily of personnel restructuring charges of EUR 21 million (EUR 1 million in the three month ended September 30, 2012). During the nine-month periods ended September 30, 2013 and September 30, 2012, personnel restructuring charges amounted to EUR 153 million and EUR 752 million, respectively.

The other main components of restructuring charges for the Group’s continuing operations in the nine-month period ended September 30, 2013 relate to real estate exit costs and costs incurred in connection with the disposal of divested businesses.

The country/contract exit charges relate to the realignment of the Group’s customer contract and geographic market portfolio and the related charges to terminate certain underperforming contracts and to withdraw from certain countries in line with the Group’s restructuring program.

Purchase price accounting (‘PPA’) related charges primarily consist of the amortization of finite lived intangible assets (customer relationships, developed technology and licenses to use tradename and trademark) recognized in the purchase price allocation stemming from the Group’s formation and subsequent business combinations.

The other one-time charges included in administrative and general expenses consist of consultancy fees incurred in connection with the Group’s ongoing restructuring program. The other one-time charges included in other expenses for continuing operations relate to a provision in connection with the closure of a manufacturing facility.

The other expenses for the Group’s discontinued operations consist primarily of a loss of EUR 117 million on disposal of the Optical Networks business (see Note 7, Disposals).

3.              Restructuring

As at September 30, 2013, a restructuring provision of EUR 465 million is included within provisions (EUR 568 million at December 31, 2012). This provision includes personnel and other restructuring related costs, such as real estate exit costs. The provision is expected to be paid out by the end of 2014.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

4.              Segment information

The following table presents the segment information for the Group’s continuing operations for the three-month periods ended:

EURm	Mobile Broadband	Global Services	All other segments	Total segments	Other	Total
September 30, 2013
Net sales	1 259	1 331	1	2 591	—	2 591
Operating profit/(loss) before specific items	62	164	(9)	217	—	217
Operating profit/(loss)% before specific items	4.9%	12.3%	n/a			8.4%
Depreciation and amortization (excluding PPA related charges)	37	12	—	49	—	49
PPA related charges	8	4	—	12	—	12
Restructuring charges	9	11	1	21	—	21
September 30, 2012
Net sales	1 625	1 701	82	3 408	—	3 408
Operating loss before specific items	297	46	—	343	—	343
Operating loss% before specific items	18.3%	2.7%	0.0%			10.1%
Depreciation and amortization (excluding PPA related charges)	49	16	2	67	—	67
PPA related charges	38	32	1	71	—	71
Restructuring charges	5	7	5	17	4	21

The following table presents the segment information for the Group’s continuing operations for the nine-month periods ended:

EURm	Mobile Broadband	Global Services	All other segments	Total segments	Other	Total
September 30, 2013
Net sales	3 784	4 213	52	8 049	17	8 066
Operating profit/(loss) before specific items	303	459	(22)	740	16	756
Operating profit/(loss)% before specific items	8.0%	10.9%	(42.3)%			9.4%
Depreciation and amortization (excluding PPA related charges)	121	40	1	162	—	162
PPA related charges	51	40	1	92	—	92
Restructuring charges	71	112	24	207	7	214
September 30, 2012
Net sales	4 267	4 950	286	9 503	—	9 503
Operating loss before specific items	192	102	(49)	245	—	245
Operating loss% before specific items	4.5%	2.1%	(17.1)%			2.6%
Depreciation and amortization (excluding PPA related charges)	154	51	6	211	—	211
PPA related charges	120	98	5	223	14	237
Restructuring charges	236	342	67	645	219	864

For an analysis of specific items, refer to Note 2, Specific items.

For details on restatement to reflect the retrospective application of IAS 19R, Employee Benefits, refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents net sales by geographic area by location of customer for the Group’s continuing operations for the three and nine-month periods ended:

EURm	Three-months ended September 30, 2013	Three-months ended September 30, 2012	Nine-months ended September 30, 2013	Nine-months ended September 30, 2012
Greater China	280	313	763	861
Japan	350	672	1 028	1 547
India	146	194	460	570
Asia Pacific	274	351	880	946
Middle East	133	187	439	478
Africa	111	129	325	385
Asia, Middle East and Africa	1 294	1 846	3 895	4 787
East Europe	127	131	337	366
West Europe	382	479	1 207	1 509
South East Europe	213	285	675	881
Latin America	276	391	909	1 140
Europe and Latin America	998	1 286	3 128	3 896
North America	299	276	1 043	820
North America	299	276	1 043	820
Total	2 591	3 408	8 066	9 503

5.              Taxation

In the three and nine-month periods ended September 30, 2013, the Group incurred an income tax expense of EUR 78 million and EUR 236 million, respectively, compared to an income tax expense of EUR 56 million and EUR 254 million for the three and nine-month periods ended September 30, 2012, respectively.The Group’s tax rate for the three and nine-month periods ended September 30, 2013 was affected adversely by the continued non-recognition of a deferred tax asset in connection with losses incurred in Finland, payments of foreign withholding taxes in certain overseas jurisdictions and certain prior year items.

Nokia acquired Siemens’ entire 50% stake in the Group in the three-month period ended September 30, 2013 (refer to Note 11, Related party transactions).  This led to an indirect change in the ownership of entities in Germany and as a result EUR 317 million of corporate tax losses and EUR 405 million of trade tax losses were forfeited in Germany. There is no income statement impact in 2013 as the deferred tax asset on these losses was written off in 2012.

The Group periodically assesses its unrecognized deferred tax assets. For the nine-month period ended September 30, 2013 the Group has a total of approximately EUR 1.7 billion unrecognized net deferred tax assets, of which approximately EUR 1.5 billion relate to Finland (calculated at 24.5% tax rate) and have not been recognized in the financial statements due to the Group’s history of losses in Finland. The Group’s tax rate may vary significantly period to period and is impacted by the non-recognition of the Finnish deferred tax assets as well as the mix of profitability in the Group’s subsidiaries and payments of foreign withholding taxes in certain overseas jurisdictions. The majority of the Group’s Finnish deferred tax assets are indefinite in nature and available against future Finnish tax liabilities. There is a draft Government proposal to reduce the Finnish corporate tax rate to 20% from January 1, 2014 which would correspondingly reduce the amount of any recognizable net deferred tax assets in the future.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

6.              Annual goodwill impairment analysis

The Group performed its annual goodwill impairment analysis as of September 30, 2013. The methodology and models used in the Group’s impairment assessment are consistent with those used in 2012. Refer to Note 9, Impairment, in the 2012 Consolidated Financial Statements. Inputs to the valuation models utilized such as cash flows, discount rates and growth rates, have been updated to reflect management’s most recent projections. The projections utilized are consistent with external sources of information wherever available.

The goodwill impairment testing analysis did not result in impairment charges. A sensitivity analysis has been carried out with respect to the operating margin and discount rate assumptions applied. The recoverable amounts calculated based on the sensitized assumptions do not indicate impairment. Further, no reasonably possible changes in other key assumptions on which the Group has based its determination of the recoverable amounts would result in impairment charges.

7.              Disposals

On May 6, 2013 the Group concluded the sale of its Optical Networks business to Marlin Equity Partners. The transaction involved the complete Optical Networks product portfolio, services offering and existing customer contracts. The divestment was carried out as part of the implementation of the Group’s strategy to focus on mobile broadband and services. The consideration paid in connection with the disposal amounted to EUR 40 million in cash. A loss on disposal of EUR 117 million was recognized, which was attributable to the derecognition of the assets and liabilities transferred of EUR 77 million and payment of EUR 40 million cash consideration. When the Group disposes of businesses, the gains and losses at the time of disposition are subject to change based on negotiations of final purchase consideration.

The assets and liabilities disposed of were as follows:

EURm	May 6, 2013
Non-current assets
Deferred tax assets	11
Current assets
Inventories	80
Accounts receivable, net of allowances for doubtful accounts	19
Total assets disposed of	110
Non-current liabilities
Deferred tax liabilities	7
Current liabilities
Accrued expenses	21
Provisions	5
Total liabilities disposed of	33

The results of the disposal group are included in the consolidated income statement up to the date of disposal.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The result of discontinued operations, involving the Optical Networks business, are as follows for the three and nine-month periods ended September 30:

EURm	Three-months ended September 30, 2013	Three-months ended September 30, 2012	Nine-months ended September 30, 2013(1)	Nine-months ended September 30, 2012
Net sales	—	94	110	289
Cost of sales	—	(71)	(72)	(206)
Gross profit	—	23	38	83
Research and development expenses	—	(26)	(29)	(81)
Selling and marketing expenses	—	(8)	(11)	(20)
Administrative and general expenses	—	(5)	(10)	(13)
Other expenses (including loss on disposal)	—	(22)	(123)	(22)
Loss before tax for discontinued operations	—	(38)	(135)	(53)
Income tax expense	—	(1)	—	(4)
Loss for the period from discontinued operations	—	(39)	(135)	(57)

(1) Represents a four-month period to May 5, 2013 as the Group concluded the sale of its Optical Networks business on May 6, 2013.

In order to determine the results for the discontinued operations, revenues and costs have been allocated to the business only to the extent that the Group will no longer be entitled to revenues or incur expenses once the business is disposed of.

Net cash flows from discontinued operations are as follows for the three and nine-month periods ended September 30:

EURm	Three-months ended September 30, 2013	Three-months ended September 30, 2012	Nine-months ended September 30, 2013(1)	Nine-months ended September 30, 2012
Operating cash flow	—	18	(32)	(48)
Investing cash flow	—	(3)	(44)	(10)
Financing cash flow	—	—	—	—
Total cash flow	—	15	(76)	(58)

(1) Represents a four-month period to May 5, 2013 as the Group concluded the sale of its Optical Networks business on May 6, 2013.

The financing of the Group is managed on a centralized basis and a such, there are no financing cash flows associated with discontinued operations.

The sale of the Business Support Systems business to Redknee Solutions, Inc. was completed on March 29, 2013. Assets, amounting to EUR 25 million, and liabilities, amounting to EUR 19 million, were disposed of at the date of closing.

Consideration received on the disposal amounted to EUR 4 million in cash. The Business Support Systems business is reported in all other segments in our segment information.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The results of businesses disposed of are included in the consolidated income statement up to the date of disposal. The assets and liabilities disposed of were as follows:

EURm	March 29, 2013
Non-current assets
Property, plant and equipment	10
Current assets
Inventories	3
Prepaid expenses and accrued income	12
Total assets disposed of	25
Current liabilities
Accrued expenses	16
Provisions	3
Total liabilities disposed of	19

8.              Loans and borrowings

The following table presents the carrying amounts of the Group’s long-term interest-bearing liabilities, current portion of long-term interest-bearing liabilities and short-term borrowings at:

EURm	September 30, 2013	December 31, 2012
Bond 2018 (EUR 450 million 6.75%)	450	—
Bond 2020 (EUR 350 million 7.125%)	350	—
European Investment Bank: final maturity January 2015	25	50
Nordic Investment Bank: final maturity March 2015	8	35
Finnish pension loan: final maturity October 2015	66	88
Firstrand Bank Limited: maturity March 2015	38	44
Forward Starting Credit Facility term loan: prepaid March 2013	—	600
Differences between Bond nominal and carrying values	(19)	—
Other	6	4
Long-term interest-bearing liabilities	924	821
European Investment Bank	25	100
Nordic Investment Bank	16	45
Finnish pension loan	44	44
Other	1	6
Current portion of long-term interest-bearing liabilities	86	195
Commercial Paper	27	82
Borrowings on committed and uncommitted basis	2	3
Other(1)	81	49
Short-term borrowings	110	134
Total loans and borrowings(2)	1 120	1 150

(1) Includes EUR 80 million (EUR 2 million at December 31, 2012) payable relating to cash held temporarily due to the divestment of the Optical Networks Business, Business Support Systems and the fixed-line broadband access business where we continue to perform services within a contractually defined scope for a specified timeframe. Other also includes EUR 1 million (EUR 8 million at December 31, 2012) related to the sale of receivable arrangements in China. The payables are included in Short-term borrowings in the statement of financial position at September 30, 2013 and have been reclassified from Other financial liabilities to Short-term borrowings for comparability purposes for 2012.

(2) Interest expense for the three and nine-month periods ended September 30, 2013 amounted to EUR 22 million and EUR 74 million, respectively (EUR 28 million and EUR 83 million, respectively, for the three and nine-month periods ended September 30, 2012).

The majority of the Group’s borrowings listed above are Senior Unsecured and are subject to financial covenants. At September 30, 2013 all financial covenants are satisfied.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

In March 2013, the Group issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020, both at issue price of 100%. The net proceeds of EUR 779 million from the bond issuance were used to prepay the EUR 600 million forward starting term loan and EUR 50 million of the European Investment Bank loan in March 2013 and the remaining proceeds are to be used for general corporate purposes. NSN B.V. and NSN Oy act as the Guarantors for the Senior Notes.

With the exception of the Senior Notes issuance and scheduled repayments of several loans, loans and borrowings have not materially changed since December 31, 2012 and the EUR 750 million revolving credit facility was undrawn at September 30, 2013. Refer to Note 24, Loans and borrowings, of the 2012 Consolidated Financial Statements.

9.              Fair value of financial instruments

The following table presents the carrying amounts and the fair values of financial instruments by measurement category at September 30, 2013:

	Carrying amounts
EURm	Current available- for-sale financial assets	Non-current available- for-sale financial assets	Financial assets and liabilities at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value
Available-for-sale investments(1)		31				31	31
Long-term loans receivable (2)				43		43	40
Accounts receivable				2 682		2 682	2 682
Current portion of long-term loans receivable (3)				45		45	45
Derivative and other current financial assets			68	84		152	152
Fixed income and money-market investments carried at fair value(4)	636					636	636
Total financial assets	636	31	68	2 854	—	3 589	3 586
Long-term interest-bearing liabilities					924	924	1 012
Current portion of long-term loans payable					86	86	86
Short-term borrowings					110	110	110
Derivative and Other Financial liabilities			7			7	7
Accounts payable					1 787	1 787	1 787
Total financial liabilities	—	—	7	—	2 907	2 914	3 002

(1) Includes investments in publicly quoted equity shares and investments carried at fair value of EUR 4 million and EUR 27 million, respectively.

(2) Includes EUR 22 million relating to customer financing.

(3) Includes EUR 44 million relating to customer financing.

(4) Fixed income and money-market investments include available-for-sale investments, liquid assets of EUR 7 million and available-for-sale investments, cash equivalents of EUR 629 million.

For items not carried at fair value, the following fair value measurement methods are used. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of observable inputs used to measure their fair value. Three hierarchical levels are based on the increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring the most management judgment. At the end of each reporting period, the Group categorizes its financial assets and liabilities in the appropriate level of the fair value hierarchy.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents the valuation methods used to determine the fair values of financial instruments carried at fair value at September 30, 2013:

EURm	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
Fixed income and money-market investments carried at fair value	636	—	—	636
Available-for-sale investments in publicly quoted equity shares	3	—	—	3
Other available-for-sale investments carried at fair value	—	17	11	28
Derivative assets	—	68	—	68
Total financial assets	639	85	11	735
Derivative liabilities	—	7	—	7
Total financial liabilities	—	7	—	7

Level 3 investments mainly include unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value.

The following table shows a reconciliation of the opening and closing balances of the Level 3 financial assets:

EURm	Other available-for- sale investments carried at fair value
Balance at December 31, 2012	10
Total losses recorded in other comprehensive income	—
Purchases	1
Balance at September 30, 2013	11

For 2012 information, refer to Note 16, Fair value of financial instruments, of the 2012 Consolidated Financial Statements.

10.       Commitments and contingencies

EURm	September 30, 2013	December 31, 2012
Collateral for the Group’s commitments
Assets pledged	2	2
Contingent liabilities on behalf of Group companies
Other guarantees	759	864
Contingent liabilities on behalf of other companies
Other guarantees	146	11
Financing commitments
Customer finance commitments	30	34
Venture fund commitments	9	9

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Other guarantees on behalf of other companies represent commercial guarantees issued on behalf of third parties. The increase in volume is mainly due to the transfer of guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred, but some of the commercial guarantees have not yet been re-assigned legally.

When the Group disposes of businesses, gains and losses at the time of disposition are subject to change based on negotiations of final purchase consideration.

At September 30, 2013, the Group has purchase commitments of EUR 821 million (EUR 799 million at December 31, 2012) relating to commitments from service agreements, outsourcing arrangements and inventory purchase obligations, primarily for purchases in 2013 through 2014.

11.       Related party transactions

In China, the Group paid a liability of EUR 172 million to Nokia during the nine-month period ended September 30, 2013 which related to the networks business before that business was transferred by Nokia to the Group upon its formation in 2007 and consisted of customer receivables collected by the Group on behalf of Nokia.

During the nine-month period ended September 30, 2013, the deposits and loans with Nokia, that were outstanding at December 31, 2012 were settled.

In June 2013, the Group reached a full and final net settlement agreement with Siemens to settle certain customer receivables, including related provisions, that were under legal dispute between Siemens and the customer and a related loan of EUR 32 million from Siemens to the Group. The customer receivables related to the networks business before that business was transferred by Siemens to the Group upon its formation in 2007. On a net basis, the settlement resulted in a payment of EUR 8 million to Siemens.

On August 7, 2013, Nokia announced that it had completed the acquisition of Siemens’ stake in the Group, and as a result, NSN is now wholly owned by Nokia. The transaction was originally announced on July 1, 2013. In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN, which will be used also for financial reporting purposes. Nokia Solutions and Networks is wholly owned by Nokia and will continue to be consolidated by Nokia. Up to August 7, 2013, there were no changes in the nature of the related party transactions with Siemens, from those disclosed in the 2012 Consolidated Financial Statements. After August 7, 2013, Siemens was no longer a related party of the Group.

With the exception of the above items, there have not been any material changes in the Group’s transactions with its shareholders since December 31, 2012. Refer to Note 32, Related party transactions, in the 2012 Consolidated Financial Statements.

Risks and forward-looking statements

It should be noted that Nokia Solutions and Networks (renamed from Nokia Siemens Networks) also known as NSN and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; B) the timing of the deliveries of our products and services; C) our ability to innovate, develop, execute and commercialize new technologies, products and services; D) expectations regarding market developments and structural changes; E) expectations and targets regarding our industry growth, market share, prices, net sales and margins of our products and services; F) expectations and targets regarding our operational priorities and results of operations; G) expectations and targets regarding collaboration and partnering arrangements; H) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; I) expectations regarding the successful completion of restructurings, investments, divestments and acquisitions on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, as well as any expected plans and benefits related to or caused by such transactions; and J) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences, include, but are not limited to: 1) our success in the mobile broadband infrastructure and related services market and our ability to effectively and profitably adapt our business and operations in a timely manner to the increasingly diverse needs of our customers; 2) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 3) our ability to execute effectively and in a timely manner our plan designed to improve our financial performance and market position, increase profitability and to effectively and timely execute related restructuring measures; 4) changes in the level of support we receive from our shareholder; 5) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 6) our ability to timely introduce new competitive products, services, upgrades and technologies; 7) our dependence on a limited number of customers and large, multi-year contracts; 8) our ability to consummate divestments and acquisitions, including obtaining required regulatory approvals, and our ability to successfully carve out divested businesses and to integrate acquired businesses; 9) environmental, health and safety laws and the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 10) local business risks in the countries in which we operate; 11) our liquidity and our ability to meet our working capital requirements and our access to available credit under our credit facilities and other credit lines as well as cash; 12) the success and performance of our suppliers, collaboration partners and customers, including the ability to achieve timely delivery of sufficient quantities of components, sub-assemblies and software; 13) the failure of any of our partners and collaborators to perform as planned or our ability to achieve the necessary collaboration and partnering needed to succeed; 14) failure to efficiently manage our manufacturing, service creation and to ensure that our products and services meet our and our customers’ requirements; 15) rapid changes to existing regulations or technical standards applicable to our products and services; 16) actual or alleged defects or other quality, safety or security issues in our products or services; 17) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 18) complex tax issues as a result of our operations in a number of countries and related additional tax obligations; 19) alleged or actual loss, improper disclosure or leak of any personal or consumer data made available to us or our subcontractors; 20) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the U.S. dollar, as well as certain other currencies; 21) our ability to protect our products, services and technologies, which we develop or that we license from others, from claims that we have infringed third parties’ intellectual property rights; 22) our ability to obtain or continue unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect our numerous patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 24) any disruption to information technology systems and networks upon which our operations rely; 25) our ability to retain, motivate, develop and recruit appropriately skilled employees; 26) organized strikes or work stoppages by unionized employees; 27) the unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) a potential requirement for further contributions to pension plans; 30) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to us; 31) any impairment of our customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to us; 32) the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012; and 33) the risk factors specified on pages 50-51 of NSN’s 2012 Annual Report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor NSN undertakes any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal